Correspondence	June 12, 2013

Re: Eco Building Products, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed October 15, 2012
Current Report on Form 8-K
Filed July 11, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 19, 2012
Form 10-Q/A for the Quarterly Period Ended December 31, 2012
Filed February 27, 2013
File No. 0-53875
Registration Statements on Form S-8
Filed February 3, 2012 and June 15, 2012
Response dated April 19, 2013
File Nos. 333-179375 and 333-182135

Form 10-K for the Fiscal Year Ended June 30, 2012

General
1. We note your response to comments 1,3, 6, 7, 11, 14, 15, and 18 in our letter dated March 27, 2013, and we await the filing of your amended Form 10-K for the fiscal year ended June 30, 2012, and your Forms 10-Q for the quarterly periods ended September 30, 2012, and December 31, 2012.

Response: To date the form 10K/A for June 30, 2012 has been filed.  The company plans to file form 10Q/A for period ending September 30, 2012, form 10Q/A for December 31, 2012 and March 30, 2013 in the next several working days.

Government Regulations, page 10
2. We note your response to comment 2 in our letter dated March 27, 2013. Pursuant to Item 101(h)(4)(ix), please amend your filing to disclose the regulations you are subject to, as discussed in your response. In addition, please refrain from focusing your disclosure on your inability to predict future government regulations.

Response: We have revised our discussion on Governmental Regulations to address the comments as provided in our communications and have updated them to better reflect the feedback in our restated 10K/A for June 30, 2012.

Results of Operations for the Year end June 30, 2012 as Compared to the Year ended June 30, 2011, page 14
3. We note your response to comment 4 in our letter dated March 27, 2013. We also note your intention of filing an amended Form 10-K for the fiscal year ended June 30, 2012 to address other matters raised in the comment process. Please ensure your amended Form 10-K provides the results of operations overview similar to what you outlined in your response letter to us. In this regard, it is not evident if you intended to revise your results of operations discussion.

Response: The response as stated in the March 27, 2013 correspondence was incorporated into the restated 10K/A filed on or about June 12, 2012.

Liquidity and Capital Resources, page 14
4. We note your response to comment 5 in our letter dated March 27, 2013. Please explain to us what you mean by “proceed[ing] in a way to return the SBLC [standby letter of credit] to the original assignor.” In addition, we note that the letter of credit expires on December 4, 2016 and is still available for use. As a result, as previously requested, please discuss any conditions or limitations related to the stand by letter of credit. Please refer to Section IV of the SEC Release No. 33-8350.

Response: The below statement was modified and inserted in the restated form 10K/A for period ending June 30, 2012.

On October 19, 2012, the Company has not been successful to monetize or obtain a beneficial credit enhancement with vendors or customers or others, relating to the $100 million standby letter of credit (SBLC) with Bank of China or SBLC in several business transactions as it was intended to be useful for. The Company was unable to monetize the SBLC to meet the intended expectations.  The SBLC had a provision to be assignable.  The Company successfully assigned the SBLC back to InsurFinancial Holdings releasing the Company of any ability to utilize the SBLC or incur any expenses as a result.

Consolidated Statement of Changes in Stockholders’ Equity (Deficit), page 22
5. We note your response to comment 8 in our letter dated March 27, 2013 that you are adjusting stock based compensation to reflect the fair value of the stock based on the board approval date and that the number of shares outstanding and additional paid in capital will be affected by your adjustment. In this regard, we also note your responses to comments 9 and 17 indicating you will calculate the fair value of 25% of the shares to determine compensation as 56.1 million shares were mistakenly issued to employees and officers. Given that 74.8 million shares were outstanding as of June 30, 2012, please tell us how you intend to account for the 56.1 million shares to be retired and the accounting literature supporting your accounting treatment. Further, please clarify if the grant date was the board approval date or the stock issuance date.

Response: Please reference footnote # 11 as well.  The below statement was modified and inserted in the restated form 10K/A for period ending June 30, 2012.
Stock-Based Compensation
The Company accounts for stock-based compensation under ACS Topic 505-50 "Equity-Based Payments to Non-Employees". This standard defines a fair value based method of accounting for stock-based compensation. In accordance with ACS Topic 505-50, the cost of stock-based compensation is measured at the grant date based on the value of the award and is recognized over the vesting period. The value of the stock-based award is determined using the Black-Scholes option-pricing model, whereby compensation cost is the excess of the fair value of the award as determined by the pricing model at the grant date or other measurement date over the amount that must be paid to acquire the stock. The resulting amount is charged to expense on the straight-line basis over the period in which the Company expects to receive the benefit, which is generally the vesting period.  Options are granted at a price not less than the fair market value of the stock on the date of grant. Generally, options vest over periods not exceeding four years and are exercisable for up to ten years from the grant date.

Note 1. Organization and Basis of Presentation, page 26
Going Concern, page 26
6. We note your response to comment 10 in our letter dated March 27, 2013 and re-issue our comment. Please ensure your amended Form 10-K for the fiscal year ended June 30, 2012 provides a reasonably detailed discussion addressing your ability or inability to generate sufficient cash to support your operations for the next twelve months and the minimum amount necessary to remove the threat to continuation in business as a going concern. See FRC 607.02.

Response: The below statement was modified and inserted in the restated form 10K/A for period ending June 30, 2012.

Going Concern

Our continuation as a going concern is dependent upon obtaining the additional working capital necessary to sustain our operations. Our future is dependent upon our ability to obtain financing and upon future profitable operations. The Company estimates the current burn rate of approximately two hundred thousand dollars a month is required to continue to operate. Either through profit on sales or via management seeking additional financing through the sale of its common stock and or through private placements the minimum burn rate must be met in order to relive the threat of the company’s ability to continue as a going concern.. There is no assurance that our current operations will be profitable or we will raise sufficient funds to continue operating. The Company continues to trim overhead expenses to meet revenues. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event we cannot continue in existence.

7. Letter of Credit, page 38
7. We note your response to comment 13 in our letter dated March 27, 2013 and re-issue our comment. Please tell us if the standby letter of credit was conditioned upon MRL surrendering all rights and interests in the Company. It appears MRL did not surrender all rights and interests in the Company, and therefore it is not evident how you reasonably concluded the standby letter was in effect at the time of your Form 10-K filing. Please advise us further in detail, or revise your disclosure in your amended Form 10-K.

Response: The below statement was inserted in the restated form 10K/A for period ending June 30, 2012.

At the time the Company executed the agreement with InsurFinancial and accepted the assignment of the SBLC the Company was in negotiation with MRL to surrender all rights and interest in the Company.  Verbal agreements had been reached with the management of MRL to achieve these set forth goals.  These discussions included full payment of the original investment back to MRL of ten million dollars and five hundred thousand in interest payable over a 24 month period and to be secured by the hundred million SBLC.  InsurFinancial was notified of the verbal agreement and had accepted the Company’s current negotiation as acceptable to move forth.  These communications with MRL allowed management to be comfortable to move forth with the assignment of the SBLC. Subsequently MRL was not able to verify and accept the SBLC as a guarantee towards settlement.

Controls and Procedures, page 51
8. We note your response to comment 16 in our letter dated March 27, 2013 and re-issue our comment. We note your disclosure controls and procedures were not effective as well as the material weakness you disclosed. Please note that two separate conclusions are required in a Form 10-K filing. Please amend your filing to provide a separate conclusion with regard to your internal control over financial reporting. Refer to Item 308 of Regulations S-K.

Response: Our filing of the Form 10-K/A filed on June 12, 2013 the Controls and Procedures section was restated to address the above questions as follows:

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our principal executive officer and our principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, or “disclosure controls,” pursuant to Exchange Act Rule 13a-15(e) as of June 30, 2012 and all interim subsequent periods. Disclosure controls are controls and procedures designed to reasonably ensure that information required to be disclosed in our reports filed under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms. Disclosure controls include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company in accordance with as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the (i) effectiveness and efficiency of operations, (ii) reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and (iii) compliance with applicable laws and regulations. Our internal controls framework is based on the criteria set forth in the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on that evaluation, our principal executive officer and our principal financial officer has concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are not effective in ensuring that information required to be disclosed in our Exchange Act reports is recorded, processed, and summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms to allow timely decisions regarding required disclosure.

The material weakness and significant deficiency identified by our management as of June 30, 2012 and all interim subsequent periods relates to the ability of the Company to record transactions and provide disclosures in accordance with U.S. GAAP. We did not have sufficient and skilled accounting personnel with an appropriate level of technical accounting knowledge and experience in the application of U.S. GAAP commensurate with our financial reporting requirements. Our staff needs substantial training to meet the demands of a U.S. public company and our staff’s understanding of the requirements of U.S. GAAP-based reporting are inadequate.

Remediation Initiative

We intend to provide U.S. GAAP training sessions to our accounting team and intend to increase the amount of training that each member of our accounting team receives. The training sessions will be organized to help our corporate accounting team gain experience in U.S. GAAP reporting and to enhance their awareness of new and emerging pronouncements with potential impact over our financial reporting.

Inherent Limitations Over Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Our internal control over financial reporting includes those policies and procedures that:

(i)     pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii)    provide reasonable assurance that transactions are recorded as necessary to permit  preparation of financial statements in accordance with U.S. GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii)   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Management, including our principal executive officer and principal financial officer, does not expect that our internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Controls

During the period covered by this report, there was no significant change in our internal controls over financial reporting or in other factors that materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Executive Compensation, page 53
9. We note your response to comment 17 in our letter dated March 27, 2013.

Your response indicates that you issued 62 million shares to officers and 14.8 shares to employees, totaling 76.8 million shares however the total amount you report in the notes to your financial statements is 74.8 million. Please revise your disclosures to clarify the total amount of shares issued and revise your summary compensation table and other disclosures accordingly.

Response: The above number of 14.8 was incorrect and should have been 12.8 for a total of 74.8 million shares.  The restated 10-K/A filed on June 12, 2013 has sufficiently addressed this error.

Please revise your disclosures to further discuss the vesting or distribution plan related to the shares approved for issuance by the Board. In this regard, we note that your response indicates that only 25% of the shares should have been issued during the first year.

Response: The above question was addressed in the restated form 10-K/A for period ending June 30, 2012 on page 24 .

Please tell us if any of the shares issued to your officers and employees in excess of the 25% approved by your Board, have been subsequently sold.

Response: None of the shares issued to officers or employees have been sold.  The shares issued to consultants as follows may have been sold. Shares issued to Richard Rossi in the amount of 2 million shares, Howard Chernin in the amount of 200,000 shares and Irving Minnaker in the amount of 5 million shares may have been sold.

Signatures
10. We note your response to comment 19 in our letter dated March 27, 2013. Pursuant to General Instruction D(2)(a) of Form 10-K, please include the signature of the person who is serving in the role of principal accounting officer.

Response: Steve Conboy is acting in the role as principal accounting officer.

Form 10-Q for the Quarterly Period Ended September 30, 2012

5. Notes Payable, page 12
11. We note your response to comment 22 in our letter dated March 27, 2013. It is unclear from your response if you initially performed the appropriate accounting analysis that led to your conclusion the instruments embedded in the convertible promissory notes should be classified as liabilities. Please tell us and disclose in your amended Form 10-Q for the quarter period ended September 30, 2012, if your revisions are corrections of accounting errors. If so, please label your financial statements restated and ensure your disclosures comply with the disclosure requirements beginning at ASC 250-10-50-7 for correction of errors.

Response: Please refer to footnote 5 and 10 in the restated 10-Q/A for the period ending September 30, 2012.

Form 10-Q/A for the Quarterly Period Ended December 31, 2012
6. Notes Payable, page 7
12. We note your response to comment 23 in our letter dated March 27, 2013 and re-issue our comment. We note with regard to several issuances of your convertible notes you disclose the beneficial conversion feature is immaterial and you decided not to record the beneficial conversion feature on your financial statements for the six months ended December 31, 2012. Please tell us the amount you decided not to record for each applicable financing. In addition, please tell us what consideration was given to SAB Topic 1:M(2). In this regard, immateriality should not be used as a reason to depart from GAAP and not record the beneficial conversion feature.

Response: Please refer to footnote 5 and 10 in the restated 10-Q/A for the period ending December 31, 2012.

13. Further, it is unclear from your response if you initially performed the appropriate accounting analysis that led to your conclusion the instruments embedded in the convertible promissory notes should be classified as liabilities. Please tell us and disclose in your amended Form 10-Q for the quarter period ended December 31, 2012, if your revisions are corrections of accounting errors. If so, please label your financial statements restated and ensure your revised disclosures comply with the disclosure requirements beginning at ASC 250-10-50-7.

Response: Please refer to footnote 10 in the restated 10-Q/A for the period ending December 31, 2012.

Current Report on Form 8-K Filed July 11, 2012
14. We note you provided the unredacted letter of credit in response to comment 20 in our letter dated March 27, 2013. As previously requested, please promptly amend the current report to file the complete, unredacted version of Exhibit 10.2.

Response:  The company has filed an 8K/A to include the unredacted version of the SBLC.

Registration Statement on Form S-8 Filed June 15, 2012 (Reg. No. 333-182135) and
Registration Statement on Form S-8 Filed February 3, 2012 (Reg. No. 333-179375)
15. We note your response to comment 21 in our letter dated March 27, 2013.

Please tell us if more than one 2012 Employee and Consultant Stock Plan has been approved by your Board. In this regard, we note that Exhibit 4.2 filed on February 3, 2012 and Exhibit 4.2 filed on June 15, 2012 appear to reference the same 2012 Employee and Consultant Stock Plan, but were adopted by a majority vote on different dates. We also note, that your annual report on Form 10-K for the fiscal year ended June 30, 2012 only references the approval of one employee and consultant stock plan, which was adopted on June 14, 2012. Please advise and revise your 10-K disclosures accordingly. In your response, and in future filings, to the extent there are two plans with the same name, when you refer to each plan please use the date the plan was adopted so that it is clear to which plan you are referring.

Response: The Company indeed authorized two separate plans in the period and has clarified this in our restated 10-K/A filed on June 12, 2013 to include the date of each plan as adopted.  Please reference page 12 Equity Compensation Plan.

Your response appears to indicate that approximately 14 million shares were sold. However, your disclosure on page 12 of your annual report for the fiscal year ended June 30, 2012, suggests that only up to 3 million shares may have been issued in transactions covered by the registration statement. Please discuss the discrepancies in the number of shares sold and revise your 10-K disclosures accordingly.

Response:  The restated 10-K/A filed on June 12, 2013 clarifies the above inquiry. Please reference page 12 Equity Compensation Plan.

Sincerely,

/s/ Steve Conboy

Steve Conboy

President & CEO